SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	June	2011
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated June 8, 2011.

Document 1

For Immediate Release	June 8, 2011

SONDE RESOURCES CORP.  PROVIDES UPDATE ON ZARAT FIELD AND THE 7TH OF NOVEMBER BLOCK, OFFSHORE TUNISIA / LIBYA

CALGARY, ALBERTA--(Marketwire – June 8, 2011) - Sonde Resources Corp. ("Sonde" or the "Company") (TSX: SOQ) (NYSE Amex LLC: SOQ) today announced the results of an independent Discovered Petroleum Initially In-Place (“PIIP”) report dated May 27,  2011 on its recent discovery in offshore Tunisia (the "Zarat Field"), and provided an update on operating conditions within the 7th of November Block.

Discovered PIIP Report

The Company retained Ryder Scott, independent engineering consultants, to evaluate the Company's interests in Zarat Field and prepare a report in compliance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). In its report, Ryder Scott attributed total Discovered PIIP volumes of 362 million barrels of original Oil and Condensate in place, plus 981 billion cubic feet of Natural Gas (50% CO2) in place, for the southern and central portions of the Zarat Field. Of this total, Ryder Scott attributes 207 million barrels of original Oil and Condensate in place, plus 471 billion cubic feet of Natural Gas (50% CO2) in place, to the 7th of November Block, in which Sonde owns a 100% working interest.  The northern-most portion of the Zarat Field (as shown on the attached map) was not evaluated by Ryder Scott.

Under NI 51-101 guidelines, disclosure of Discovered PIIP requires Sonde to inform the marketplace that:

o	there is no certainty that it will be commercially viable to produce any portion of the Zarat Discovered PIIP;

o
Zarat Field volumes are currently classified as Discovered PIIP primarily because i) Sonde has not yet obtained an independent analysis of Recoverable Resource, ii) no commercial production exists in the immediate vicinity of the discovery, iii) the economics of development are uncertain, and iv) no plan of development has been approved by Sonde’s Board of Directors or by the Government of Tunisia or Joint Oil;

Although there is no certainty that it will be commercially viable to produce any portion of the Zarat Discovered PIIP, Sonde management currently believes the accumulation, including both liquid and gas volumes, is feasible to develop.  Sonde is currently engaged with Ryder Scott with the goal of developing a working reservoir model of Zarat Field, which is intended to allow Ryder Scott to issue a Recoverable Contingent Resource report later this year.

Declaration of Force Majeure

A state of war currently exists in Libya and its offshore waters, and Joint Oil (which holds Libya’s interests in the 7th of November Block) is considered a sanctioned entity under the UN sanctions measures adopted by the UN Security Council on February 26, 2011, pursuant to Chapter VII of the UN Charter. As a result Sonde is unable to perform any of its obligations and duties under the 7th of November Block Exploration and Production Sharing Agreement dated August 27, 2008 (the "EPSA") and the Mariner Swap Agreement dated August 27, 2008 (the “Swap Agremeent”) until such time as these sanctions measures are lifted.

The imposition of sanctions and the state of war are unforeseen circumstances beyond the control of Sonde, which render the performance of Sonde’s obligations impossible and thus constitute a condition of Force Majeure. Sonde has made a formal Force Majeure declaration to Joint Oil as a result for the 7th of November Block

Mr. Schanck speaking today said "Sonde is pleased with the results of the Ryder Scott Discovered PIIP report for the Zarat field, and looks forward to participating in development of this large accumulation. Although current conditions have forced us to suspend operations in the area, we look forward to working to advance this important project as soon as conditions will allow".

Sonde Resources Corp. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas.  Its operations are located in Western Canada, North Africa and offshore Trinidad and Tobago.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

Forward Looking

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Such statements include, among others, those concerning our anticipated operational plans including our development and drilling program, exploration and evaluation plans in North Africa, the estimates of reserves and resources, the potential growth opportunities and strategy of the Company, future capital expenditures, our expected financial performance, and the expectation of successful future results.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, operating conditions, availability of capital, and capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, risks affecting the completion of the sale of the Company's Trinidad assets, risks affecting the Company's ability to execute projects and market oil and natural gas, risks inherent in operating in foreign jurisdictions including recent political turmoil in Tunisia and Libya, the ability to attract key personnel, and the inability to raise additional capital. Additional important assumptions and risks are set out in detail in the Company’s Annual Information Form, available on SEDAR at www.sedar.com, and included in the Company's Annual Report on Form 40-F on file with the Securities and Exchange Commission.

Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release is as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information except as required by law.

Neither the Toronto Stock Exchange nor the NYSE - Amex have approved the contents of this press release.

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.sonderesources.com

Zarat Field, Offshore Tunisia

Area not evaluated by Ryder Scott
7th of November Block
Area evaluated by Ryder Scott

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	June 9, 2011	By:	/s/ Kurt A. Nelson
			Name:	Kurt A. Nelson
			Title:	Chief Financial Officer